PINE VALLEY AMENDS ROCKSIDE REPAYMENT TERMS AND SEEKS NEW FINANCING

VANCOUVER, BRITISH COLUMBIA, June 15, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce that it has negotiated an extension of the due date for repayment of the debt financing provided to the Company by The Rockside Foundation from June 30, 2006 to September 30, 2006 (the “extension period”). The Company currently has principal of US$8.85 million due under this facility. During the extension period interest will continue to be paid at a rate of 12% per annum.

In addition, the Company has retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing in a manner and form that is yet to be determined. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION

“Graham Mackenzie”

Graham Mackenzie

President and Chief Executive Officer

Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development

    and Commercial Operations

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com